UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO SECTION 14F OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

BLOW & DRIVE INTERLOCK CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	000-55053	46-3590850
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1427 S. Robertson Blvd.
 Los Angeles, CA 90035

(Address of principal executive offices and Zip Code)

(877) 238-4492

(Registrant’s telephone number, including area code)

NOTICE OF CHANGE IN MAJORITY OF THE BOARD OF DIRECTORS

NO VOTE OR OTHER ACTION OF THE COMPANY’S STOCKHOLDERS IS REQURIED IN CONNECTION WITH THE SCHEDULE 14f-1. NO PROXIES ARE BEING SOLICITED.

BLOW & DRIVE INTERLOCK CORPORATION

1427 S. Robertson Blvd.

Los Angeles, CA 90035

Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Securities and Exchange Commission Rule 14f-1

Notice of Change in the Composition of the Board of Directors

October 6, 2020

INTRODUCTION

The information contained in this Information Statement is being furnished to all holders of record of common stock par value $0.001 per share (the “Common Stock”) of Blow & Drive Interlock Corporation (the “Company”) at the close of business on October 5, 2020 (the “Record Date”) in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 under that Act in connection with a scheduled change in majority control of the Company’s Board of Directors pursuant to a stock purchase transaction other than by a meeting of stockholders. This Information Statement is being distributed on or about October 7, 2020.

NO VOTE OR OTHER ACTION BY THE COMPANY’S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

We are a party to a Stock Purchase Agreement regarding a share purchase transaction between the Doheny Group, LLC, our controlling shareholder, and Song Dai (“Dai”) dated October 2, 2020, under which Doheny Group will eventually sell shares of our common and preferred stock to Dai, with such shares representing 84.83% of our common stock and 91.41% of our voting securities. The transaction will close on or before November 15, 2020, but no sooner than ten (10) days after this Schedule 14f-1 is filed with the Commission and mailed to our shareholders of record (the “Closing Date”). As a result of these transactions we will undergo a change of control and a change in the Company’s management and Board of Directors, effective at the close the transaction contemplated by the Stock Purchase Agreement (the “Transaction”).

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company’s security-holders.

No action is required by the Company’s stockholders in connection with this Information Statement. Section 14(f) of the Exchange Act and Rule 14f-1 require the Company mail to its stockholders of record the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of the Company’s directors occurs (otherwise than at a meeting of the Company’s stockholders). This Information Statement will be mailed to the Company’s stockholders of record on or about October 7, 2020.

At the close of the Transaction, Mr. David Haridim, our sole director, will be resigning from our Board of Directors (the “Director Resignation”) and we will be appointing Dai to our Board of Directors (the “Director Appointment”). The close of the Transaction, the Director Resignation and the Director Appointment will not occur until at least ten (10) days have passed since we mailed this Information Statement to our stockholders of record (the “Effective Date”).

No action is required by our stockholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, requires the mailing to our stockholders of record of the information set forth in this Information Statement at least 10 days prior to the date that a change in a majority of our directors occurs in connection with a change of control transaction (otherwise than at a meeting of our stockholders).

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THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER IN CONNECTION WITH THE DIRECTOR APPOINTMENTS UPON THE EFFECTIVE DATE. NO ACTION IS REQUIRED BY OUR STOCKHOLDERS IN CONNECTION WITH THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED, AND YOU ARE NOT REQUESTED TO SEND OUR COMPANY A PROXY. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY, BUT YOU ARE NOT REQUIRED OR REQUESTED TO TAKE ANY ACTION IN CONNECTION WITH THIS INFORMATION STATEMENT.

VOTING SECURITIES

The Company is authorized to issue up to 10,000,000,000 shares of common stock, par value $0.001 per share, and 20,000,000 shares of preferred stock, $0.001 per share. On October 5, 2020, we had 130,397,289 shares of common stock outstanding, and 1,000,000 shares of preferred stock outstanding, of which is Series A Preferred Stock.

Each share of issued and outstanding common stock entitles the holder thereof to fully participate in all stockholder meetings, to cast one vote on each matter with respect to which stockholders have the right to vote, and to share ratably in all dividends and other distributions declared and paid with respect to the common stock, as well as in the net assets of the corporation upon liquidation or dissolution. Each share of our Series A Preferred Stock entitles the holder to 100 votes on each matter with respect to which stockholders have the right to vote.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables set forth certain information regarding beneficial ownership of our common stock and preferred stock as of October 5, 2020: (i) by each of our directors, (ii) by each of the Named Executive Officers, (iii) by all of our executive officers and directors as a group, and (iv) by each person or entity known by us to beneficially own more than 5% of any class of our outstanding shares. As of October 5, 2020, there were 130,397,289 shares of our common stock outstanding and 1,000,000 shares of Series A Preferred Stock outstanding:

Common Stock

Title of Class	Name and Address of Beneficial Owner(2)	Nature of Beneficial Ownership	Amount		Percent of Class (1)	Percent of Voting Rights(3)

Common Stock	David Haridim (4)	President, CEO, CFO, Secretary and Director	110,617,521	(5)	84.83%	48%

Common Stock	All Officers and Directors as a Group (1 person)		110,617,521	(5)	84.83%	48%

(1)	Unless otherwise indicated, based on 130,397,289 shares of common stock issued and outstanding. Shares of common stock subject to options or warrants currently exercisable, or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage of the person holding such options or warrants, but are not deemed outstanding for the purposes of computing the percentage of any other person.

(2)	Unless indicated otherwise, the address of the shareholder is 1427 S. Robertson Blvd., Los Angeles, CA 90035.

(3)	Includes all voting securities of the company, common stock with any series of preferred stock. Each share of our Series A Preferred Stock has 100 votes on any matter brought before our common stockholders for a vote. In total, we have 230,397,289 votes as of the date of this table.

(4)	Indicates one of our officers or directors.

(5)	Includes shares held in the name of The Doheny Group, LLC, an entity controlled by David Haridim.

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Series A Preferred Stock

Title of Class	Name and Address of Beneficial Owner(2)	Nature of Beneficial Ownership	Amount		Percent of Class (1)	Percent of Voting Rights(3)

Series A Preferred Stock	David Haridim (4)	President, CEO, CFO, Secretary and Director	1,000,000	(5)	100%	43.40%

Series A Preferred Stock	All Officers and Directors as a Group (1 person)		1,000,000	(5)	100%	43.40%

(1)	Unless otherwise indicated, based on 1,000,000 shares of our Series A Preferred Stock issued and outstanding. Shares of common stock subject to options or warrants currently exercisable, or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage of the person holding such options or warrants, but are not deemed outstanding for the purposes of computing the percentage of any other person.
(2)	Unless indicated otherwise, the address of the shareholder is 1427 S. Robertson Blvd., Los Angeles, CA 90035.

(3)	Includes all voting securities of the company, common stock with any series of preferred stock. Each share of our Series A Preferred Stock has 100 votes on any matter brought before our common stockholders for a vote. In total, we have 230,397,289 votes as of the date of this table.

(4)	Indicates one of our officers or directors.

(5)	Includes shares held in the name of The Doheny Group, LLC, an entity controlled by David Haridim.

CHANGE OF CONTROL

If the Transaction closes, there will be a change in control of the Company. If the Transaction closes, then following the expiration of the ten-day period in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended, the Director Appointment will take effect and cause a change in the majority of our Board of Directors.

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DIRECTORS AND EXECUTIVE OFFICERS

The following individuals serve as our current directors and executive officers of our company as of the date of this Information Statement. All directors of our company hold office until the next annual meeting of our shareholders or until their successors have been elected and qualified. The executive officers of our company are appointed by our board of directors and hold office until their death, resignation or removal from office.

Name	Position Held with our Company	Date First Elected or Appointed
David Haridim	President, Chief Executive Officer, Chief Financial Officer Secretary and a Director	January 2019

Incoming Director

At the close of the Investment Transaction, we will be appointing Song Dai to our Board of Directors (the “Director Appointment”). The close of the Transaction and the Director Appointment will not occur until at least ten (10) days have passed since we mailed this Information Statement to our stockholders (the “Effective Date”). Mr. Song Dai’s biography is also set forth below.

Business Experience

The following is a brief account of the education and business experience during at least the past five years of each director, executive officer and key employee of our company, indicating the person’s principal occupation during that period, and the name and principal business of the organization in which such occupation and employment were carried out.

David Haridim – Current President, Chief Executive Officer, Chief Financial Officer, Secretary and Director, (Outgoing Officer and Director)

David Haridim, age 37, was appointed as our President, Chief Executive Officer, Chief Financial Officer and Secretary on January 2, 2019. He was also appointed to our Board of Directors on the same date. Mr. Haridim has been the Manager of The Doheny Group, LLC since January 2016. The Doheny Group, LLC invests in private and public companies in different industries and Mr. Haridim, as the Manager of The Doheny Group analyzes and approves any and all investments made by The Doheny Group, LLC. Additionally, Mr. Haridim is the managing partner at Whitestone International Group. Mr. Haridim attended Southwestern School of Law, graduating with a J.D. in 2012.

Song Dai – Incoming Officer and Director

Song Dai, age 59, has served as the Director of Bru-Haas, a licensed Telecom Operator in Brunei and Malaysia, since 1998. He began his career at State Street Bank and Trust in Boston (1984-1986) handling the Institutional Liquid Assets Funds – Goldman Sachs. From 1986 onwards, Mr. Song worked in Institutional Real Estate Development in the Boston area until 1991. In 1991, he returned to Malaysia and was a Consultant with Arthur Andersen & Co. He left in 1992 to form 3OPP Sdn. Bhd. which is currently a HSBB (High Speed Broadband) supplier in Malaysia. In 1997, Mr. Song started Bru-Haas as a Wholesale Reseller to Telekom Malaysia & Jabatan Telekom Brunei (now Telekom Brunei Berhad) for the Submarine Cable Systems Sea-Me-Wee-3, Sea-Me-Wee-4, Asia-America Gateway (AAG), South-East Asia Japan Cable (SJC), Trans-Borneo and has since expanded the network to the Middle East and Africa. In 2012, as part of a Joint Venture between Brunei International Gateway (now Unified National Networks) and Bru-Haas Sdn Bhd, Mr. Song Dai was the Managing Director of BIG Singapore handling the Asia America Gateway and South East Asia Japan Cable System as part of the Brunei representation to both cable consortium. The Consortium members include SingTel, Google, Telstra, Telekom Malaysia, Bharti, China Telecom, China Mobile and other carriers.

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Mr. Song received his Bachelor of Science Management in Finance & Accounting in 1984 from the of Massachusetts Boston. We believe that Mr. Song brings to the Board his deep telecom, finance and business experience in the Southeast Asia region.

Term of Office

Our directors hold office until the next annual meeting or until their successors have been elected and qualified, or until they resign or are removed. Our board of directors appoints our officers, and our officers hold office until their successors are chosen and qualify, or until their resignation or their removal.

Family Relationships

There are no family relationships among our directors or officers.

Involvement in Certain Legal Proceedings

Our directors and executive officers have not been involved in any of the following events during the past ten years:

1.	Other than the involuntary bankruptcy proceeding mentioned herein, no bankruptcy petition has been filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

2.	any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

3.	being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities;

4.	being found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

5.	being the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of: (i) any federal or state securities or commodities law or regulation; or (ii) any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or (iii) any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

6.	being the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Securities Exchange Act of 1934), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Committees

All proceedings of the board of directors for the year ended December 31, 2019 were conducted by resolutions consented to in writing by the board of directors and filed with the minutes of the proceedings of our board of directors. Our company currently does not have nominating, compensation or audit committees or committees performing similar functions nor does our company have a written nominating, compensation or audit committee charter. Our board of directors does not believe that it is necessary to have such committees because it believes that the functions of such committees can be adequately performed by the board of directors.

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We do not have any defined policy or procedural requirements for shareholders to submit recommendations or nominations for directors. The board of directors believes that, given the stage of our development, a specific nominating policy would be premature and of little assistance until our business operations develop to a more advanced level. Our company does not currently have any specific or minimum criteria for the election of nominees to the board of directors and we do not have any specific process or procedure for evaluating such nominees. The board of directors will assess all candidates, whether submitted by management or shareholders, and make recommendations for election or appointment.

A shareholder who wishes to communicate with our board of directors may do so by directing a written request addressed to our president at the address appearing on the first page of this annual report.

Audit Committee Financial Expert

Our board of directors has determined that it does not have an audit committee member that qualifies as an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K. We believe that the audit committee members are collectively capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting. In addition, we believe that retaining an independent director who would qualify as an “audit committee financial expert” would be overly costly and burdensome and is not warranted in our circumstances given the early stages of our development and the fact that we have not generated revenues to date.

Nomination Procedures For Appointment of Directors

As of December 31, 2019, we did not effect any material changes to the procedures by which our stockholders may recommend nominees to our board of directors.

Code of Ethics

We do not have a code of ethics.

Section 16(a) Beneficial Ownership

Section 16(a) of the Securities Exchange Act of 1934 requires the Company’s directors and executive officers and persons who own more than ten percent of a registered class of the Company’s equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company. Officers, directors and greater than ten percent shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

During the fiscal year ended December 31, 2019, to the Company’s knowledge, the following delinquencies occurred:

Name	No. of Late Reports	No. of Transactions Reported Late	No. of Failures to File
David Haridim	1	0	0

Indemnification of Directors and Officers

Article Fourteen of our Articles of Incorporation provides that, to the fullest extent permitted by law, no director or officer shall be personally liable to the corporation or its shareholders for damages for breach of any duty owed to the corporation or its shareholders. In addition, the corporation shall have the power, in its bylaws or in any resolution of its stockholders or directors, to indemnify the officers and directors of the corporation against any liability as may be determined to be in the best interests of this corporation, and in conjunction therewith, to buy, at the corporation’s expense, policies of insurance.

Article XI of our Bylaws further addresses indemnification of our directors and officers and allows us to indemnify our directors and officers to the fullest extent permitted by the General Corporation Law of Delaware.

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Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

ITEM 11 - EXECUTIVE COMPENSATION

The particulars of compensation paid to the following persons:

(a)	all individuals serving as our principal executive officer during the year ended December 31, 2019;

(b)	each of our two most highly compensated executive officers other than our principal executive officer who were serving as executive officers at December 31, 2019 who had total compensation exceeding $100,000; and

(c)	up to two additional individuals for whom disclosure would have been provided under (b) but for the fact that the individual was not serving as our executive officer at December 31, 2019,

who we will collectively refer to as the named executive officers, for the years ended December 31, 2019 and 2018, and 2017, are set out in the following summary compensation table:

Summary Compensation

The following table provides a summary of the compensation received by the persons set out therein for each of our last three fiscal years:

SUMMARY COMPENSATION TABLE
Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensa- tion ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensa -tion ($)	Total ($)
Laurence Wainer	2019	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Former President,	2018	131,434	-0-	-0-	-0-	-0-	-0-	-0-	131,434
COO, Secretary(1)	2017	60,500	-0-	-0-	-0-	-0-	-0-	-0-	60,500
David Haridim, CEO, CFO and Secretary(2)	2019	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-

(1)	Mr. Wainer was appointed President, Chief Executive Officer, Secretary and Director on February 6, 2014. He resigned effective January 2, 2019.
(2)	On January 2, 2019, Mr. David Haridim, the principal of Doheny Group, LLC, was appointed to our Board of Directors and as our sole executive officer. Since his appointment neither he nor Doheny Group, LLC has received any compensation from us as salary, royalties, stock, or otherwise

As noted above, on January 2, 2019, Mr. David Haridim, the principal of Doheny Group, LLC, was appointed to our Board of Directors and as our sole executive officer. Since his appointment neither he nor Doheny Group, LLC has received any compensation from us as salary, royalties, stock, or otherwise.

Employment Contracts

In September 11, 2015 we entered into an independent contract agreement with Mr. Laurence Wainer for his services as our sole executive officer. Under the terms of the agreement, we agreed to pay Mr. Wainer $4,000 per month for his services as our sole executive officer. The agreement was for an initial term of one year, which renewed for one year periods until terminated in accordance with the agreement. This agreement terminated when Mr. Wainer resigned from all his positions he held with us, effective January 2, 2019.

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Long-Term Incentive Plans. We do not provide its officers or employees with pension, stock appreciation rights, long-term incentive or other plans and has no intention of implementing any of these plans for the foreseeable future.

Employee Pension, Profit Sharing or other Retirement Plans. We do not have a defined benefit, pension plan, profit sharing or other retirement plan, although it may adopt one or more of such plans in the future.

Director Compensation

The following table sets forth director compensation for 2019:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)

Laurence Wainer(1)	-0-	-0-	-0-	-0-	-0-	-0-	-0-
David Haridim(2)	-0-	-0-	-0-	-0-	-0-	-0-	-0-

(1)	Mr. Wainer was appointed President, Chief Executive Officer, Secretary and Director on February 6, 2014. He resigned effective January 2, 2019.
(2)	On January 2, 2019, Mr. David Haridim, the principal of Doheny Group, LLC, was appointed to our Board of Directors and as our sole executive officer. Since his appointment neither he nor Doheny Group, LLC has received any compensation from us as salary, royalties, stock, or otherwise

No director received compensation for the fiscal years December 31, 2019 and December 31, 2018. We have no formal plan for compensating our directors for their service in their capacity as directors, although such directors are expected in the future to receive stock options to purchase common shares as awarded by our board of directors or (as to future stock options) a compensation committee which may be established. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of our board of directors. Our board of directors may award special remuneration to any director undertaking any special services on our behalf other than services ordinarily required of a director.

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Outstanding Equity Awards at Fiscal Year-End

The following table sets forth certain information concerning outstanding stock awards held by the Named Executive Officers on December 31, 2019:

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)

Laurence Wainer(1)	-0-	-0-	-0-	N/A	N/A	-0-	-0-	-0-	-0-
David Haridim(2)	-0-	-0-	-0-	N/A	N/A	-0-	-0-	-0-	-0-

(1)	Mr. Wainer was appointed President, Chief Executive Officer, Secretary and Director on February 6, 2014. He resigned effective January 2, 2019.
(2)	On January 2, 2019, Mr. David Haridim, the principal of Doheny Group, LLC, was appointed to our Board of Directors and as our sole executive officer. Since his appointment neither he nor Doheny Group, LLC has received any compensation from us as salary, royalties, stock, or otherwise

Outstanding Equity Awards at Fiscal Year-End

There were no outstanding stock options or stock appreciation rights granted to our executive officers and directors at December 31, 2019.

Aggregated Option Exercises

There were no options exercised by any officer or director of our company during our twelve month period ended December 31, 2019.

Long-Term Incentive Plan

Currently, our company does not have a long-term incentive plan in favor of any director, officer, consultant or employee of our company.

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INDEBTEDNESS OF DIRECTORS, SENIOR OFFICERS, EXECUTIVE OFFICERS AND OTHER MANAGEMENT

None of our directors or executive officers or any associate or affiliate of our company during the last two fiscal years is or has been indebted to our company by way of guarantee, support agreement, letter of credit or other similar agreement or understanding currently outstanding.

NO DISSENTERS’ RIGHTS

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders. As a result, no dissent or appraisal rights are triggered by anything contemplated in connection with the Agreements or resignation of directors.

WHERE YOU CAN FIND MORE INFORMATION

Our company files reports with the SEC. These reports include annual reports, quarterly reports as well as other information required to be filed pursuant to securities laws. You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

/s/ David Haridim
Date: October 6, 2020	David Haridim
Chief Executive Officer

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